UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



	SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. ____________)*


GRANITE BROADCASTING CORP.

(Name of Issuer)


COMMON STOCK

(Title of Class of Securities)

387241102

(CUSIP Number)



Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)






SCHEDULE 13G



CUSIP No.  387241102					Page  1  of  4 Pages



1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
98-0191909
SOUNDSHORE HOLDINGS LTD
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
 N/A                                                (b)

3.
SEC USE ONLY

4.

CITIZEN OR PLACE OF ORGANIZATION

CORPORATION ORGANIZED AND EXISTING UNDER THE COMPANIES ACT
OF 1981 OF BERMUDA

NUMBER  OF
SHARES

5.    SOLE VOTING POWER

160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE
INTO 803,765 SHARES (COMMON)
BENEFICIALLY
OWNED BY
EACH
6.   SHARED VOTING POWER

N/A

REPORTING
PERSON WITH
7.    SOLE DISPOSITION POWER

160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE
INTO 803,765 SHARES (COMMON)

8.   SHARED DISPOSITION POWER

N/A
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE INTO
803,765 SHARES (COMMON)
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
N/A
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.67%
12.
TYPE OF REPORTING PERSON*

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13G


Item 1:	Security and Issuer

Granite Broadcasting Corp.
767 Third Avenue
34th Floor
New York, New York 10017

Item 2:	Identity and Background

2(a)	SoundShore Holdings Ltd.
2(b)		29 Richmond Road, Pembroke HM08 Bermuda
2(c)		A corporation organized and existing under the Companies
		Act of 1981 of Bermuda
2(d)		Granite Broadcasting Corp.
2(e)		387241102

Item 3:	SoundShore Holdings Ltd., is filing Form 13G as a
"Passive Investor". SoundShore Holdings Ltd. does not seek to acquire or influence "control" of the issuer and own less than 10% of the class of securities.

Item 4:	Ownership

4(a)		160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE
INTO 803,765 SHARES (COMMON)
4(b)			7.67%
4(c)(i)	160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE
INTO 803,765 SHARES (COMMON)
4(c)(ii)	None
4(c)(iii)	160,753 PREFERRED $1.9375 12/15/05 SERIES CONVERTIBLE
INTO 803,765 SHARES (COMMON)
4(c)(iv)	None

Item 5:	Ownership of Five Person or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6:	Ownership of More than Five percent on Behalf of
		Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the
		Parent Holding Company.

Not Applicable

Item 8:	Identification and Classification of Members of the
		Group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           Date					   		  Signature

							     Andrew Gitlin/Director

									  Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.